

**PRESS RELEASE**

82-4025

## *Globex Mining Enterprises Inc.*

***"At Home in North America"***

**(GMX: hange)**

**13,191,93 utstanding**



03029091

03 AUG -7 AM 7:21

**July 9, 2003**

# MOOSELAND GOLD DEPOSIT, NOVA SCOTIA UPDATE

SUPPL

**Globex Mining Enterprises Inc. (GMX -Toronto Stock Exchange)** wishes to inform its shareholders of the progress of work on Globex's Mooseland Gold property, under option to Azure Resources Corp. (AZR - TSX-V).

Yesterday, Azure announced the completion of the last two of a series of six confirmation holes on the property, four on the West Zone and two on the East Zone. All six holes intercepted visible gold in quartz veins returned gold values over significant widths and indicated continuity of the well mineralized veins. Both holes on the East Zone returned **high grade gold assays including 0.285 oz/t Au over 1.40 m and 1.097 oz/t Au over 2.15 m and 1.724 oz/t over 1.40 m**, which are typical for the deposit. The program is reported to have demonstrated a very competent rock structure and favourable stratigraphy for underground development. As a result of the successful drilling campaign, Azure has confirmed its intention to proceed with the extraction of a bulk sample.

Previous work on the property established an inferred mineral resource on the West Zone of 432,838 tonnes at a cut grade of 5.15 grams of Au per ton (477,122 short tons at a cut grade of 0.15 troy ounces Au per ton and uncut 0.517 troy ounces Au per ton). The East Zone has an inferred mineral resource of 187,350 tonnes at 19.3 grams Au per tonne (206,518 short tons at 0.563 troy ounces Au per ton). Both zones remain open to depth and along strike.

Under the option agreement, Globex has received $100,000 in option payments and 200,000 Azure shares, and is to receive 50% of the profits from the planned bulk sample after deduction of mining, milling and processing costs.

Further, should the project proceed to commercial production, Globex will receive six (6) quarterly payments each consisting of $250,000 and 75,000 Azure shares, starting at April 30, 2004, for a total of $1.5 million and 450,000 shares. Lastly Globex retains a 1% NSR royalty on production from the project.

Globex Mining Enterprises Inc. is an exploration company dedicated to exploring exclusively on or near the North American continent. Many Globex projects have resources and/or reserves of either precious or base metals, or industrial minerals and are located in Quebec, Ontario, British Columbia, Nova Scotia, Nevada and Washington.

For further information, contact:
Jack Stoch, P.Geo, President
Globex Mining Enterprises Inc.
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3
Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com


GLOBEX

**PRESS RELEASE**

82-4025

***Globex Mining Enterprises Inc.***

***"At Home in North America"***

**(GMX: Toronto Stock Exchange)**

**13,191,935 Shares Issued and Outstanding**

July 14, 2003

# GLOBEX OPTIONS RUSSIAN KIDD GOLD DEPOSIT TO DASSERAT RESOURCES

**Globex Mining Enterprises Inc. (GMX - Toronto Stock Exchange)** is pleased to announce that it has optioned the Russian Kidd gold deposit in Dasserat Township, Quebec to Dasserat Resources Inc.

Under the agreement, Dasserat must make option payments totalling $212,000, issue to Globex 800,000 Dasserat shares and perform $4 million in work over 4 years. Further, Globex retains a 2% Net Metal Royalty on gold production from gold sales under US$330 per ounce and 3% Net Metal Royalty on gold production from sales at or over US$330 per ounce. In addition, Globex retains a 2.5% Net Metal Royalty on all other metals recovered including but not limited to silver and tungsten.

Should Dasserat take a bulk sample from the property, Globex retains a 50% Gross Profit Interest from all metals produced or a 5% Net Metal Royalty whichever is greater.

Should the property not be in commercial production by December 31, 2007, Dasserat will pay Globex an annual advance Net Metal Royalty of $30,000 per year.

On May 6, 2003, Globex announced that it had acquired 100% interest in the Russian Kidd gold deposit which is reported to have a **resource of 1,124,532 tons grading 0.247 oz per ton gold** broken down as follows:

| | |
|---|---|
| **Proven:** | **62,365 tons grading 0.16 oz/ton Au** |
| **Probable:** | **370,507 tons grading 0.20 oz/ton Au** |
| **Possible:** | **691,660 tons grading 0.28 oz/ton Au** |

In addition, it is worthy of note that the gold zone is accessible via a ramp to a vertical depth of 425 feet.

Globex Mining Enterprises Inc. is an exploration company dedicated to acquiring mining properties of merit in or near North America and developing them either directly or through joint venture relationships. Many Globex projects have resources and/or reserves of either precious or base metals, or industrial minerals and are located in Quebec, Ontario, British Columbia, Nova Scotia, Nevada and Washington.

*For further information, contact:*
Jack Stoch, P.Geo, President
Globex Mining Enterprises Inc.
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com